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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                      -----------------------------------

                                   FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          FULTON FINANCIAL CORPORATION
                          ----------------------------
             (Exact name of registrant as specified in its charter)



                  Pennsylvania                              23-2195389
                  ------------                              ----------
     (State of incorporation or organization)              I.R.S. Employer
                                                         Identification No.)


                One Penn Square
            Lancaster, Pennsylvania                              17602
           ------------------------                              -----
   (Address of principal executive offices)                    (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

 Title of each class                  Name of each exchange on which
 to be so registered                  each class is to be registered
 -------------------                  ------------------------------

Common Share Purchase Rights
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Item 1.  Description of Registrant's Securities to be Registered

     On June 20, 1989, the Board of Directors of Fulton Financial Corporation (the "Company") declared a dividend distribution of the right (an "Original Right") to purchase one share of common stock, par value $2.50 per share (the "Common Stock"), for each outstanding share of the Common Stock of the Company to shareholders of record at the close of business on July 6, 1989 (the "Record
Date").   On April 27, 1999, the Board of Directors amended the Original Rights in their entirety to represent a right (a "Right") to purchase one share of Common Stock of the Company at a price of $90 (as the same may be adjusted, the "Purchase Price"). The amendment of the Original Rights shall take effect on April 27, 1999. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement (as the same may be amended from time to time, and "Rights Agreement") dated as of April 27, 1999, between the Company and Fulton Bank, as Rights Agent (the "Rights Agent").

     Initially, the Rights will be evidenced by all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or a group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 25% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by such Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the rights.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 27, 2009, unless earlier redeemed by the Company as described below.

     In the event that (i) the Company is the surviving corporation in a merger or the acquiring corporation in a statutory share exchange with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) an Acquiring
Person engages in certain self-dealing transactions with the Company, (iii) a Person (other than the Company and its affiliates) becomes the beneficial owner of 25% or more of the then outstanding shares of Common Stock, or (iv) during a time that there is an Acquiring Person, one or more specified events occur that result in such Acquiring Person's ownership interest in the Company being increased by more than 1%, the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two (2) times the exercise price of the Right.
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     For example, at an exercise price of $90.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties and transferees of the Acquiring Person) following an event set forth in the preceding paragraph would entitle its holder to purchase $180.00 worth of Common Stock (or other consideration, as noted above) for $90.00. Assuming that the Common Stock had a per share value of $90.00 at such time, the holder of each valid Right would be entitled to purchase two shares of Common Stock for $90.00.

     In the event that, at any time following the Distribution Date, (i) the Company is acquired in a merger, statutory share exchange or other business combination transaction in which the Company is not the surviving corporation,
(ii) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but in which its Common Stock is changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon exercise of the Right, common stock or other consideration of the acquiring company having a value equal to two (2) times the exercise price of the Right.

     Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in the preceding paragraph and the third preceding paragraph (the "Triggering Events"), any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void. Also, under no circumstances may a Right be exercised following the occurrence of an event set forth in clause (iii) of the third preceding paragraph prior to expiration of the Company's right of redemption.

     The Purchase Price shall be paid, at the option of the holder, in cash or shares of Common Stock having an equivalent value. The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the then current market price of Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than the Rights).

     No adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or any affiliate or associate of an Acquiring Person, or any representative of an Acquiring Person or of an affiliate or associate of an Acquiring Person.
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     At any time until ten (10) business days following the Stock Acquisition
Date, the Board of Directors may cause the Company to redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment (the "Redemption Price"); provided, however, if the Board of Directors of the Company authorizes redemption of the Rights in either of the circumstances set forth in clauses (i) and (ii) below, then such authorization requires the concurrence of a majority of Continuing Directors then in office: (i) such authorization occurs on or after the time a person or group acquires beneficial ownership of 20% or more of the outstanding Common Stock, or (ii) such authorization occurs on or after the date of a change in a majority of the directors resulting from a proxy solicitation if the solicitor (or any participant in the solicitation) indicates an intention to become an Acquiring Person or to cause a Triggering Event. Thereafter, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and there is then no other Acquiring Person.

     Immediately upon the action of the Board of Directors of the Company, with, where required, the concurrence of the Continuing Directors, ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     No amendment of the Rights Agreement may change the Purchase Price, Redemption Price or final expiration date or may reduce the number of shares of Common Stock for which a Right is exercisable or amendment the provisions of
Section 26 relating to amendment, unless such amendment is approved by a majority of the Continuing Directors then in office. Subject to those restrictions, the provisions of the Rights Agreement may be amended by the Board of Directors, prior to the Distribution Date, in any manner, including without limitation shortening or lengthening any redemption period. After the Distribution Date, amendments may not be made to lengthen any redemption period, but other amendments or modifications not adverse to the interests of Rights holders may be made.

     A copy of the Amended and Restated Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K dated April 27, 1999. A copy of the Amended and Restated Rights Agreement is available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement, which is incorporated by herein by reference.

Item 2.   Exhibits.

1. Amended and Restated Rights Agreement, which includes as Exhibit A the Form of Rights Certificate and Form of Election to Purchase and as Exhibit B the Summary of Rights.
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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       FULTON FINANCIAL CORPORATION

DATED: April 27, 1999          By:
                                   -------------------------------------
                                   Name:  Rufus A. Fulton, Jr.
                                   Title:  Chairman, President and
                                           Chief Executive Officer
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                                 EXHIBIT INDEX


Exhibit No.                          Description
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4.  Amended and Restated Rights Agreement, which includes as Exhibit A the Form of Rights Certificate and Form of Election to Purchase and as Exhibit B the Summary of Rights.